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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)



                            Castle Energy Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    148449309
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                                 (CUSIP Number)


                                 January 1, 2000
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                / / Rule 13d-1(b)

                                / / Rule 13d-1(c)

                                /X/ Rule 13d-1(d)

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1.       Names of Reporting Persons. I.R.S.
         Identification Nos. of above persons (entities only).

         Arthur A. Watson, Jr.
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2.       Check the Appropriate Box if a Member of a Group
                                                                      (a)  /  /
                                                                      (b)  /  /
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3.       SEC Use Only
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4.       Citizenship or Place of Organization

         U.S.
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Number of                  5.  Sole Voting Power                     0
Shares Bene-
fically by                 6.  Shared Voting Power              12,000
Owned by Each
Reporting                  7.  Sole Dispositive Power                0
Person With:
                           8.  Shared Dispositive Power         12,000
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                12,000
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10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares /  /
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11.      Percent of Class Represented by Amount in Row (9)

                                                                   0.5
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12.      Type of Reporting Person (See Instructions)

         IN
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SCHEDULE 13G

ITEM 1(a).        CASTLE ENERGY CORPORATION

ITEM 1(b).        One Radnor Corporate Center
                  100 Matsonford Road Suite 250
                  Radnor, PA 19087

ITEM 2(a).        Arthur A. Watson, Jr.

ITEM 2(b).        2787 Burning Daylight Farm
                  Free Union, Virginia 22940


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ITEM 2(c).        U.S.

ITEM 2(d).        Common Stock

ITEM 2(e).        148449309

ITEM 3.           None apply

ITEM 4(a). Incorporated by reference to item (9) on the attached cover page(s).

ITEM 4(b). Incorporated by reference to item (11) on the attached cover page(s).

ITEM 4(c).        (i).    Incorporated by reference to item (5) on the attached
                          cover page(s).
                  (ii).   Incorporated by reference to item (6) on the attached
                          cover page(s).
                  (iii).  Incorporated by reference to item (7) on the attached cover page(s).
                  (iv).   Incorporated by reference to item (8) on the attached
                          cover page(s).

ITEM 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6. There are people other than the reporting person who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. However no such interest relates to more than five percent of the class.

ITEM 7.           Not Applicable

ITEM 8.           Not Applicable

ITEM 9.           Not Applicable

ITEM 10.          Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      February 1, 2000
                                            By:    /s/ Arthur A. Watson, Jr.
                                                 ------------------------------
                                                   Arthur A. Watson, Jr.